Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Subject Corporation: Discovery Communications Holding, LLC
Commission File No.: none
Hello,
As many of you know, for the past two years, Ascent Media Group (“Ascent”) has been a wholly owned subsidiary of Discovery Holding Company (“DHC”). In addition to Ascent, DHC also owns 66-2/3% of the holding company for the Discovery Channel and its related program brands.
Today, I am happy to share with you some exciting news. The Board of Directors of DHC has announced its intention to effect a restructuring through which Ascent will become an independent public company.
What does this mean for all of us at Ascent? We will now have, more than ever, the independence, focus, and dedicated resources to pursue our vision of creating the world’s premiere media services company.
The transaction is expected to close in the second quarter of 2008 and, as the process develops, we will be sure to provide you with further updates and information.
I wish all of you and your families a very happy holiday season.
All the best,
/s/ William Fitzgerald
William Fitzgerald
Chairman
Ascent Media Group
ADDITIONAL INFORMATION
NOTHING IN THIS COMMUNICATION SHALL CONSTITUTE A SOLICITATION TO BUY OR AN OFFER TO SELL ANY SECURITIES. ANY OFFER OR SALE OF SECURITIES WILL ONLY BE MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER APPLICABLE SECURITIES LAW. WE URGE YOU TO READ THE MATERIALS TO BE FILED BY ASCENT WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED ABOVE. A COPY OF THE MATERIALS ASCENT FILES WITH THE SEC WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV). COPIES OF THE FILINGS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO

ASCENT MEDIA GROUP, LLC, WILLIAM E. NILES, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL, 520 BROADWAY, 5TH FLOOR, SANTA MONICA, CALIFORNIA 90401, PHONE: 310.434.7022.
PARTICIPANTS IN SOLICITATION
THE DIRECTORS AND EXECUTIVE OFFICERS OF DHC AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF PROPOSALS TO APPROVE THE TRANSACTION PURSUANT TO WHICH ASCENT WOULD BECOME A PUBLIC COMPANY. INFORMATION REGARDING DHC’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE AVAILABLE IN PROXY MATERIALS TO BE FILED WITH THE SEC.

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